

13013101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52618

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Superior Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N168 W21931 Main Street
(No. and Street)

Jackson, WI 53037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Matthews, CPA, SC
(Name – *if individual, state last, first, middle name*)

14040 W. Capitol Dr., Brookfield, WI 53005
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2013
15 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/5/13

OATH OR AFFIRMATION

I, William Haese, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Superior Financial Services, Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



exp: 9-29-13

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUPERIOR FINANCIAL SERVICES. INC

ANNUAL AUDIT REPORT

DECEMBER 31, 2012 and 2011

SUPERIOR FINANCIAL SERVICES, INC.

YEARS ENDING DECEMBER 31, 2012 & 2011

TABLE OF CONTENTS



WILLIAM
MATTHEWS
C.P.A., S.C.

INDEPENDENT AUDITOR'S REPORT

February 12, 2013

To the Board of Directors of
Superior Financial Services, Inc.

We have audited the accompanying statements of financial position of Superior Financial Services, Inc. as of December 31, 2012 and 2011 and the related statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Management's procedures for safeguarding securities have also been reviewed. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Financial Position
As of December 31, 2012 and December 31, 2011

	December 31, 2012			December 31, 2011		
Assets	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$28,378		$28,378	$25,912		$25,912
Commissions and related Receivables- note 4	41,960		41,960	30,417		30,417
Securities at market	0		0	0		0
Other assets and receivables		333	333		1,650	1,650
Total Current Assets	70,338	333	70,671	56,329	1,650	57,979
Other Assets:						
Secuity deposit with clearing house	35,000		35,000	35,000		35,000
TOTAL ASSETS	$105,338	$333	$105,671	$91,329	$1,650	$92,979

Liabilities and Stockholders Equity

	December 31, 2012	December 31, 2011
Current Liabilities:		
Accounts Payable	$1,785	$2,396
Loans From Shareholder	$0	$0
Commission payable - note 5	49,390	31,822
Total Liabilities	$51,175	$34,218
Stockholders Equity:		
Common stock - no par value, 9,000 shares authorized; 200 shares issued and outstanding	$10,000	$10,000
Additional paid in capital	65,266	95,231
Unrealized capital gain(loss)	0	(29,964)
Retained earnings (deficit)	(20,770)	(16,506)
TOTAL STOCKHOLDERS EQUITY	$54,496	$58,761
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$105,671	$92,979

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2012 and December 31, 2011

	For the Years Ended Dec.31	
	2012	2011
Revenue:		
Securities commissions - Listed stock	$ 0	$ 0
- OTC stock	195,962	167,670
- Mutual funds	83,864	61,513
-Mutual fund trails	185,111	183,882
-Municipal bonds	7,900	8,068
-OTC Bonds	9,933	3,512
- Options	8,835	7,789
Total securities commissions	491,604	432,434
Insurance commissions	211	109
Variable Products	124,928	131,959
CD commissions	444	1,067
Miscellaneous income	0	0
Total Revenues	617,187	565,569
Expenses:		
Salaries and payroll taxes	$ 74,122	$ 68,446
Commissions paid	525,562	462,560
Professional fees	544	1,495
Rental Expense	2,050	8,950
Quote service rental	1,165	1,190
Registration fees	6,971	8,593
Other general and administrative expenses	11,137	9,976
Total Expenses	621,551	561,210
Operating Income (Loss)	$ (4,364)	$ 4,359
Other Income (Expense)		
Interest and dividend income	101	106
Realized asset depreciation (appreciation)	0	0
Bad debts	0	0
Total Other Income (Expense)	101	106
Net Income (Loss) for the Year	$ (4,263)	$ 4,465
Retained Earnings - Beginning of Year	(16,507)	(20,972)
Equiity Distributions	0	0
Retained Earnings (Deficit) - End of Year	$ (20,770)	$ (16,507)

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Cash Flows
For the Years Ended December 31, 2010 and December 31,2009

	For the Year Ended Dec. 31.	
	2010	2009
Cash flow from Operating Activities		
Net income (loss)	$ (4,263)	$ 4,465
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	0	0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	(11,543)	(4,364)
Investment in common stock - trading, at cost	0	0
Other Assets	1,317	(1,549)
Accounts payable	(611)	531
Increase (decrease) in		
Commissions payable - note 5	17,568	1,100
Net cash provided by (used for) operating activities	2,467	183
Cash Flow from Financing Activities		
Increase in security deposits	0	0
Unrealized capital gain (loss)	(29,965)	(0)
Withdrawal of Capital	29,964	0
Net cash provided by (used for) financing activities	(1)	(0)
Net increase (decrease) in cash	2,467	183
Cash at beginning of year	25,911	25,728
Cash at end of year- note 3	$ 28,378	$ 25,911

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and DECEMBER 31, 2011

Note I - Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorata basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and DECEMBER 31, 2011

Note I - Summary of Significant Accounting Policies

Nature of Operations

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation

The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Uncollectible Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes

Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorata basis of ownership.

Advertising

Advertising costs are charged to operations when incurred.

SUPERIOR FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and DECEMBER 31, 2011

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash

The following is a summary of cash as of December 31, 2012 and December 31, 2011

	December 31, 2012			Dec. 31, 2011
	Allowable	Non-Allowable	Total	Total
Checking	$ 108	$ 0	$ 108	$ 795
Money market	28,269	0	28,269	24,933
Risk trading account	0	0	0	0
Total	$ 28,378	$ 0	$ 28,378	$ 25,912

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2012 and December 31, 2011.

December 12, 2012			December 31, 2011
Allowable	Non-Allowable	Total	Total
$41,960		$41,960	$30,417

Note 5 - Related Party Transactions: Due from (to) Associated Company

Rent

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc..)

For the years ended December 31, 2012 and December 31, 2011, rent expense of $6,604 and $8,200 per year was incurred, respectively.

There were no rents payable as of December 31, 2012 and December 31, 2011.

Note 6- Income Taxes

Superior Financial Services, Inc has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 and DECEMBER 31, 2011

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c3-1 of Securities and Exchange Commission Rules) are S5,000, for brokers who no not receive securities, and who do not generally carry customers' accounts. Superior Financial Services, Inc. has complied with the net capital requirements for the years ended December 31, 2011 and December 31, 2010.

Because Superior Financial Services, Inc. cleared all customer transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to provide information relating to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2012 and 2011, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2012 and 2011, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2011 and 2010, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2012.

February 12, 2013

To the Board of Directors of
Superior Financial Services, Inc.

The accompanying financial information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Our audit of the basic financial statements was made for the purpose of forming an opinion on those statements taken as a whole. The accompanying financial information has been subjected to the same procedures applied to the audit of the related basic financial statements.

In our opinion, the accompanying financial information fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2012 and December 31, 2011

	For the years ended December 31	
	2012	2011
Other General and Administrative Expenses		
Accounting	$ 6,060	$ 5,600
Dues and subscriptions	648	694
Bank fees	553	20
Equipment Rental	0	0
Insurance	1,010	1,463
Interest Expense	1	0
Amortization	0	0
Office supplies	0	20
Travel & entertainment	250	0
Postage	33	0
Taxes	15	25
Repairs, maintenance and property taxes	0	0
Telephone	2,567	2,521
Total Expenses	$ 11,137	$ 10,343

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2012 and December 31, 2011

	As of December 31	
	2012	2011
Total stockholders' equity per financial statement	$ 54,496	$ 58,760
Deduct: Haircuts	0	0
Deduct: Total nonallowable assets per statement of financial position	(333)	(1,650)
Net Capital	$ 54,163	$ 57,110

* * *

Computation of Excess Net Capital Requirement
As of December 31, 2012 and December 31, 2011

	As of December 31	
	2012	2011
Net Capital	$ 54,163	$ 57,110
Deduct: Minimum dollar net capital requirement-note 7	(5,000)	(5,000)
Excess Net Capital	$ 49,163	$ 52,110

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2012 and December 31, 2011

	For the years ended December 31	
	2012	2011
Balance at beginning of year	$ 58,760	$ 54,295
Add: Net income (loss)	(4,264)	4,465
Unrealized capital gain(loss)	0	0
Changes in Capital	0	0
Balance at end of year	$ 54,496	$ 58,760

* * *

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
As of December 31, 2012 and December 31, 20101

	As of December 31	
	2012	2011
Balance at beginning of year	$ 0	$ 0
Increases		
Decreases		
Balance at end of year	$ 0	$ 0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.

Reconciliation of the Unaudited Computation of Net Capital to the Audited Computation of Net Capital As of December 31, 2012 and December 31, 2011

	As of December 31	
	2012	2011
Unaudited net capital per focus report	$ 54,163	$ 57,110
Adjustments to asset accounts-increase (decrease)		
Cash		
Adjustments to liabiltiy accounts-decrease (increase)	0	0
Audited net capital	$ 54,163	$ 57,110

* * *

Reconciliation of the Unaudited Computation of Excess Net Capital Requirement to the Audited Computation of Excess Net Capital Requirement As of December 31, 2012 and December 31, 2011

	As of December 31	
	2012	2011
Unaudited Excess Net Capital	$ 49,163	$ 52,110
Adjustments to asset accounts-increase (decrease)		
Cash	0	0
Adjustments to liabiltiy accounts-decrease (increase)	0	0
Audited Excess Net Capital	$ 49,163	$ 52,110

The accompanying notes are part of these financial statements



WILLIAM
MATTHEWS
C.P.A., S.C.

February 13, 2012

To the Board of Directors of
Superior Financial Services, Inc.

Subject: Internal Accounting Control

We have audited the financial statements of Superior Financial Services, Inc. for the year ended December 31, 2011 and have issued our report thereon dated February 13, 2012.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

In planning and performing our audit of the financial statements of Superior Financial Services, Inc, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of Superior Financial Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure polices and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure and its operation; that we consider to be material weakness as defined above.

Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Superior Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Superior Financial Services. Inc. and the Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Superior Financial Services. Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Superior Financial Services,. Inc.'s management is responsible for the Superior Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working paper,s papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences .

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 12, 2013



WILLIAM
MATTHEWS
C.P.A., S.C.

February 12, 2013

Mr. William Haese, President
Superior Financial Services, Inc.
N168 W21931 Main Street
Jackson, WI 53037

In connection with our examination of the financial statements of Superior Financial Services, inc. for the years ended December 31, 2012 and 2011, we made a thorough analysis of the company's compliance with and implementation of Anti-Money Laundering policies and procedures.

In particular, our analysis looked at the written policies and procedures, conducted interviews with the principals of the organization, with emphasis on the firm's acceptance of new clients, servicing the securities activity of existing clients, and transaction monitoring thereof. We looked at receipts and disbursements of the firm and its brokerage accounts with a particular focus on cash and cash equivalents.

Pursuant to the requirements of the USA Patriot Act and FINRA Rule 3310, our analysis found no instances of non-conformance to established requirement conforming policies and procedures. The Company carefully monitors ongoing securities transactions to prevent any non-adherence to the above requirements. We have no comments or suggestions to make on these elements of your company for consideration by management. If you or other members of your management team have any questions concerning this letter, we would welcome the opportunity to discuss it with you.

Sincerely,



William Matthews
Certified Public Accountant



Mailing Address:
P.O. Box 790
Elm Grove, WI 53122-0790
www.wmcpa.com
WILLIAM MATTHEWS C.P.A., S.C.
CERTIFIED PUBLIC ACCOUNTING

Corporate Location:
14040 West Capitol Drive
Brookfield, WI 53005
262-373-5000
Fax 262-373-5007
800-729-0712